News release

Biofrontera provides information on the announced voluntary public tender offer by Maruho Deutschland GmbH

Leverkusen, Germany, April 2, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, informs about the announced voluntary public tender offer by Maruho Deutschland GmbH.

Maruho Deutschland GmbH, a 100% subsidiary of Maruho Co., Ltd. (together „Maruho”), has published a notification pursuant to § 10 WpÜG on April 1, 2019. Maruho has decided to offer to the shareholders of Biofrontera AG, by way of a voluntary public tender offer in the form of a partial offer, to acquire a total of up to 4,322,530 no-par value registered shares of Biofrontera AG against payment of EUR 6.60 per share in cash. The management board of Biofrontera AG values Maruho as a strategically oriented long-term partner. Biofrontera AG and Maruho have been working together closely and trustfully for many years. Maruho is not only one of the largest single shareholders of Biofrontera, but also a reliable partner in various research and development collaborations. Further, last week Biofrontera has acquired Maruho’s US business through the acquisition of Cutanea Life Sciences, Inc. The management board of Biofrontera AG regards Maruho’s interest in an increase in its shareholding as an affirmation of the path it has taken to make Biofrontera a leading specialist in dermatology.

Important Notice:

This publication does not constitute an opinion on the announced tender offer or a recommendation or invitation to accept or to reject such offer. Biofrontera AG will issue and publish a substantiated statement in accordance with § 27 WpÜG on the tender offer without undue delay after publication of the offer document.

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For enquiries, please contact:

Biofrontera AG	+49 (0) 214 87 63 2 0

Thomas Schaffer, Chief Financial Officer	ir@biofrontera.com

IR UK: Seton Services

Toni Vallen	+44 (0) 207 224 8468

IR and PR US: The Ruth Group

IR: Tram Bui	+1 646-536-7035

PR: Kirsten Thomas	+1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102